Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended September 30,	2009	2008	2007

NET INCOME
Net loss applicable to common shares for basic earnings per share	$(3,674,253)	$(769,699)	$(649,412)

Net loss applicable to common shares for diluted earnings per share	$(3,674,253)	$(769,699)	$(649,412)

SHARES OUTSTANDING
Weighted average shares for basic earnings per share	1,248,095	1,239,449	1,213,984

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	-*	-*	-*

Total shares for diluted earnings per share	1,248,095	1,239,449	1,213,984

Basic Earnings Per Common Share	$(2.94)	$(.62)	$(.53)

Diluted Earnings Per Common Share	$(2.94)	$(.62)	$(.53)

* Net effect of stock options was antidilutive for the period.